Form C

Cover Page

Name of issuer:

AtYourGate, Inc.

Legal status of issuer:

> Form: Corporation
> Jurisdiction of Incorporation/Organization: DE
> Date of organization: 10/30/2019

Physical address of issuer:

4 Half Moon Trail
Ladera Ranch CA 92694

Website of issuer:

http://www.atyourgate.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

161,603

Price:

$1.54700

Method for determining price:

Dividing pre-money valuation $29,493,751.47 by number of shares outstanding on fully diluted basis.

Target offering amount:

Target offering amount:

$250,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,070,000.00

Deadline to reach the target offering amount:

4/30/2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

19

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$75,224.00	$93,672.00
Cash & Cash Equivalents:	$49,172.00	$77,437.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$1,526,805.00	$136,171.00
Long-term Debt:	$5,374,482.00	$2,760,695.00
Revenues/Sales:	$225,185.00	$78,646.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$110.00	$0.00
Net Income:	($4,159,041.00)	($1,271,914.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

AtYourGate, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
David Henninger	President	AtYourGate	2019
John Marconi	CEO	Orange Coast Title Insurance	2019
Paul Mastracchio	CEO	AtYourGate	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
David Henninger	President	2019
David Henninger	COO	2019
David Henninger	CMO	2019
Chris Hartman	CXO	2019
Paul Mastracchio	CEO	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering

No principal security holders.

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Limited Scope. AtYourGate, Inc. (the "Company") was formed on October 30, 2019, as the parent company of @YourGate, LLC ("@YG LLC"), which was formed in May, 2015. The business operated by @YG LLC will continue to be operated within the Company. The Company's app currently operates inside certain terminals within ten (10) airports. The Company currently manages the business of developing, owning, licensing and operating mobile applications, websites, devices, hardware and technologies through the Company that enables (i) users to order products and services from merchants at or around airports, including ancillary concierge and travel-related products and services, and (ii) merchants to receive and process orders of products and services in connection therewith (collectively, the "Platform"). The Platform currently uses a white label version of GOLO Mobile Inc's ("GOLO") platform and faces the difficulties of developing a white label mobile application, including delays in development beyond the control of the Company; inefficiencies in programming; difficulties in requesting and implementing changes through GOLO; incompatibility of the Platform with emerging or outdated technologies; and other setbacks and delays. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by technology companies in new and rapidly evolving markets.

Limited Operating History; Expectation Of Operating Losses. As an emerging technology company, the business operations are subject to all of the risks inherent in the establishment of a new business enterprise, including, but not limited to, potential operating losses. Currently, the business has a short operating history, which should not be solely used to evaluate its future operating results. The business has had operating losses since inception and expects to continue to incur operating losses at least through the end of December 2021 and possibly longer. Although, the Company believes that the estimates prepared by them as to capital, personnel, equipment and facilities required for their operations are reasonable, such estimates are speculative. No assurance can be given as to the ultimate success of the Company or the business. To be successful, the Company must, among other things, negotiate for improvements, market and continuously monitor the Platform to be widely accepted by users and generate enough revenue to yield a profit. In order to achieve profitable operations, the business needs to develop and sustain strategic relationships with software providers, including sustaining the business relationship with GOLO, and strategic partners, secure funding, attract and maintain active users, and effectively safeguard data collected, stored, and transmitted through the Platform.

Uncertain Future Financial Results. The business's results of operations may vary from period to period because of a variety of factors, including user adoption of the Platform, research and development costs, frequency of use, the fees charged by payment processing merchants, competition, availability of stand-alone or substitute products, litigation, technological developments and the interest in the business and general economic and industry conditions that affect customer demand and preferences. As with any new business enterprise operating in a demand and preferences. As with any new business enterprise operating in a specialized and competitive market, the Company is subject to many business risks, which include, but are not limited to, unforeseen marketing, promotional, and development expenses, negative publicity, competition, and litigation. Many of the risks may be unforeseeable or beyond the control of the Company. These risks include, without limitation, substantial dependence on obtaining vendor approval with airports, the Company's ability to negotiate agreements with third-party vendors, and its need to request updates to the Platform from GOLO in response to user demand. There can be no assurance that the Company will successfully implement its business plan in a timely or effective manner, or generate sufficient interest in the Platform, or that the business will be able to generate sufficient revenues to continue as a going concern. Additionally, there can not be assurance that the business will achieve sufficient revenues to achieve profitability, and even if they are achieved, that they can be consistently sustained or increased on a quarterly or annual basis in the future.

Currently, none of the agreements with airports and airport vendors are exclusive. This could allow our competitors to, individually or in concert, take over a portion or all of the Company's market share. Additionally, if the Company's business model is successful, the airports, airlines, and/or airport vendors may start their own competing platforms. The Company's agreements may also be terminated by the airports to give preference to a competitor or new competing platform. Airport rules and regulations may change, which may give a competitive advantage to the Company's competitors over the Company

No Assurance Financing Will Eliminate Need For Future Cash Requirements. With respect to the Platform, the Company will continue to request new features and bug fixes from GOLO as well as its user acquisition, strategic partnerships, marketing and deployment strategies and continue its operations, all of which require capital. There is no certainty that the investments in the Junior Preferred Stock of the Company (the "Securities") contemplated hereby will be sufficient to establish a separate Platform, or to pay GOLO for necessary improvements upon the Platform, in which case additional financing will be required. The business also plans to rapidly expand the airports in which the Platform is available, resulting in additional financing needs to fund the hiring of employees and staffing in such airports. The Company's future financing needs will depend on many factors, including continued progress in airport expansion, user adoption rate, successful completion of technological projects, market requirements, marketing costs, technological developments and establishing collaborative arrangements. The Company does not know whether additional financing will be available when needed, or whether it can be obtained on terms favorable to the Company or its existing investors—particularly in light of current economic conditions, the availability of credit, and other sources of capital. The Company may raise any necessary funds through public or private equity offerings or debt financings. To the extent the Company raises additional capital by issuing equity securities, the Company's stockholders may experience dilution (subject to applicable preemptive right provisions contained in the Company's Stockholders Agreement). To the extent the Company raises additional funds through collaboration and licensing arrangements, it may be required to relinquish some rights to its proprietary technologies or grant rights on terms that are not favorable to the Company. There can be no assurance that additional financing will be available on acceptable terms or at all, if and when required. In the event the Company cannot secure additional funds on favorable terms when and as required, the Company may be required to delay, scale-back or eliminate their research and development programs, obtain funds through alternative means that are unfavorable to the Company and/or its investors or cease operations entirely and dissolve, in which case, investors may lose some or all of their investment.

Possible Loss Of Entire Investment In The Event Of Dissolution And Liquidation. In the event of the Company's dissolution, the proceeds realized from the liquidation of the Company's assets, if any, will be distributed to investors only after satisfaction of claims of the Company's secured creditors, if any. The ability of an investor to recover any portion of his or her investment will depend on the amount of funds realized and the claims to be satisfied therefrom. There can be no guarantee that investors will receive all, or any portion, of their investment back in the event of a liquidation and dissolution of the Company.

Competition. We primarily compete with the traditional offline ordering process used by the vast majority of restaurants and diners involving the telephone and paper menus that restaurants distribute to diners, as well as advertising that restaurants place in local publications to attract diners. Changing traditional ordering habits is difficult and if restaurants and diners do not embrace the transition to online food ordering as we expect, our business and results of operations could be harmed.

In addition to the traditional takeout ordering process, we also compete with other online food ordering businesses, chain restaurants that have their own online ordering platforms, point of sale companies and restaurant delivery services. Our current and future competitors may enjoy competitive advantages, such as greater name recognition, longer operating histories, greater market share in certain markets and larger existing user bases in certain markets and substantially greater financial, technical and other resources than we have.

substantially greater financial, technical and other resources than we have. Greater financial resources and product development capabilities may allow these competitors to respond more quickly to new or emerging technologies and changes in restaurant and diner requirements that may render our products less attractive or obsolete. These competitors could introduce new products with competitive price and performance characteristics or undertake more aggressive marketing campaigns than ours. Large Internet companies with substantial resources, users and brand power could also decide to enter our market and compete with us. Furthermore, independent restaurants could determine that it is more cost effective to develop their own platform to permit online takeout orders rather than use our service. Recently, one of our online competitors went out of business. This may indicate that the industry is in potential trouble.

Difficulty In Executing Growth Strategy. Our growth will be based on its business strategy, including Platform development, marketing strategy, user adoption, and the achievement or lack of achievement thereof. Our management may decide to alter or discontinue certain parts of the business strategy described in documents provided in connection with the investment in Securities, and may adopt alternative or additional strategies in their discretion. In addition, there can be no assurance that any alternative strategy, if implemented, will be successful or will improve operating results. Further, other conditions may exist, such as increased competition and the economic downturn, which may offset any improved operating results that are attributable to any such strategy.

Market Acceptance; Growth Of User Base. Market acceptance of the Platform depends on the ability to demonstrate the value of the Platform to our targeted users. To do so, we must demonstrate that the Platform is efficient, reliable, secure, and convenient. In the event the Company obtains market acceptance, the growth of its user base will substantially depend on its ability to maintain its active user base, convince prospective users of the foregoing Platform attributes, and continue to improve and add components to the Platform and third-party vendors. If users do not view our services as practical or trustworthy, we may be unable to grow or maintain an active user base or obtain sufficient revenue to continue operating as a going concern. There is no guarantee that we will be able to obtain or grow an active user base and ultimately obtain profitability. Relevant risks that can negatively impact the growth of our user base include our inability to convince potential users of the value of our services, the replication of the Platform by one of our competitors, the ineffectiveness of our marketing strategies, or adverse changes that are required in light of legislation, regulations, or lawsuits in which we may or may not be involved.

Airline Industry. Since the terrorist attacks of September 11, 2001, the airline industry has experienced fundamental and lasting changes, including substantial revenue declines and cost increases. The terrorist attacks significantly reduced the demand for air travel and potential users of the Platform, and additional terrorist activity involving the airline industry could have an equal or greater impact. Although global economic conditions have improved from their depressed levels after September 11, 2001, the airline industry has continued to experience a reduction in high-yield business travel and increased price sensitivity in customers' purchasing behavior. The airline industry has continued to add or restore capacity despite these conditions. We expect all of these conditions will continue to impact our user base.

COVID-19. The airline industry, along with many other related industries, have been heavily impacted by COVID-19/coronavirus. The number of airline flights both domestically and internationally have plummeted. A number of local and state governments have declared shelter-in-place orders and other restrictions on travel, causing airports to have heavily decreased traffic or to temporarily shut down. Additionally, there are additional governmental regulations to follow once the airports reopened, which further decreases the number of travelers. Our employees also must follow local regulations, which increases the cost of business to operate in such airports. Many travelers have decreased budgets due to COVID-19-related cutbacks. This has caused a commensurate issue with our business, and has heavily decreased our revenues. However, we expect that our solution will become more popular due to social distancing protocols as air travel begins to resume to historical levels. Airports are beginning to view the Company as more essential within their resumption planning for airport employee safety and compliance with local regulations. Airlines are beginning to view the Company as more essential in support of safety and efficiency for airport employees and flight crews as well as an essential service for hesitant travelers in gate hold areas. Concessionaires are beginning to view the Company as essential on order to support their sales with hesitant shoppers.

Operations in Multiple States and Markets. The Company currently operates in California, New Jersey, New York, Minnesota, Oregon, and Massachusetts with services available at San Diego International Airport, Newark Liberty International Airport, LaGuardia Airport, JFK Airport, Boston Logan Airport, MSP Airport, Portland International Airport, San Jose International Airport, and Ontario Airport. In the future, the Platform services will be expanded into additional airports in various states and possibly other countries. There are currently plans to operate at additional airports in Arizona, Colorado, Connecticut, Florida, Georgia, Illinois, Indiana, Kentucky, Maryland, Ohio, and Virginia in the near future. This may cause management to divide their attention between various locations and markets, which may differ in demands on the Company's resources and may require additional developments to the Platform, which would result in additional development costs. The Company and its affiliated entities may become subject to various local laws in each jurisdiction for which it will need to comply. For example, users in the European Union are protected by the General Data Protection Regulation (GDPR), which requires compliance as soon as Platform services and operations commence in an airport in the European Union. Each airport authority may have additional restrictions to which the Company and its affiliates may become subject. These laws and restrictions may be inconsistent and require extensive time and resources for the Company to attain compliance.

Errors in Software. The software may, through no fault of ours, contain undetected errors. We or GOLO may be unable to detect such software errors before they occur, or, in the event such software errors occur, the Company and GOLO may be unable to respond in a timely manner. Undetected errors may result in loss of data, cause unanticipated downtime for our users for an extended period of time, and delay the closing of a specific transaction. The occurrence of any of the foregoing may negatively impact brand reputation among customers, reduce the user base, and negatively impact the business operating results.

Security Breaches. The Platform is designed to protect the confidentiality of our customers' personal information, including, but not limited to, address, financial data and other sensitive information regarding the customer's and our vendors' proprietary information, including, but not limited to, client lists, financial data and intellectual property related to a specific transaction, marketing materials, or other sensitive information regarding the customer's business. In light of this fact, GOLO currently uses, and intends to use, industry-standard security protocols to minimize, and hopefully eliminate, security breaches. Nonetheless, the Platform, like other mobile applications, may be subject to attacks by competitors, disgruntled employees of the Company or GOLO, or unrelated third parties. Security breaches initiated by third parties involve a variety of techniques, some of which may be innovative and unknown to us, and therefore, we may be unable to anticipate and prevent such security breaches. If a security breach is successful in obtaining confidential customer or vendor information that is stored on the Platform, we may face litigation and damage to the brand reputation and such breach may deter current and prospective customers from using the Platform, including termination of customer subscriptions, any of which would negatively impact the business operating results and may result in refunds to customers and vendors, lawsuits and/or regulatory fines.

Failure to Protect User Personal Information. The Company and GOLO rely on third-party payment processors and encryption and authentication technology licensed from third parties that is designed to effect secure transmission of personal information provided by our customers. We may need to expend significant resources to protect against impermissible disclosure, including security breaches, or to address problems caused by such disclosure. If the Company, GOLO, or the Company's third-party providers, are unable to maintain the security of our customers' personal information, our reputation and brand could be harmed, and we may be exposed to litigation and possible liability.

Because the Company and GOLO process and transmit payment card information, the Company and GOLO are subject to the Payment Card Industry ("PCI") and Data Security Standard (the "Standard"). The Standard is a comprehensive set of requirements for enhancing payment account data security that was developed by the PCI Security Standards Council to help facilitate the broad adoption of consistent data security measures. The Company and GOLO are required by payment card network rules to comply with the Standard, and the failure to do so may result in fines or restrictions on the Company's or GOLO's ability to accept payment cards. Under certain circumstances specified in the payment card network rules, the Company and GOLO may be required to submit to periodic audits, self-assessments or other assessments of the Company's and GOLO's compliance with the Standard. Such activities may reveal that the Company and/or GOLO have failed to comply with the Standard. If an audit, self-assessment or other test determines that the Company and/or GOLO need to take steps to remediate any deficiencies, such remediation efforts may distract our management team and require us and/or GOLO to undertake costly and time consuming remediation efforts. In addition, even if the Company, the Company and/or GOLO comply with the Standard, there is no assurance that the Company and/or GOLO will be protected from a security breach.

Additionally, there are a number of states that have, or are considering, data privacy laws. California recently passed the California Consumer Privacy Act, which provides certain rights to consumers over their personal information when dealing with certain companies operating in California. These additional regulations may increase our costs of performing business and increase the strain on our employee resources.

Dependence On Third Party Vendors. The Platform relies on products and services provided by third parties, including GOLO. The Company has executed an Agreement with GOLO, and the Company is currently negotiating strategic alliances and collaborative agreements with other third parties. However, there can be no assurances that the Company will be able to enter into such contracts, if at all, on terms favorable to the Company, or, if favorable terms are reached at this time, that favorable terms can be reached in future contract negotiations, including for future agreements with GOLO. On the other hand, even if the Company enters into long-term contracts with third parties on favorable terms, there is no guarantee that such third parties will not breach any such contract, poach the business's strategic alliance partners, and/or develop a product similar to the Platform, which will negatively impact the business's operating results and may cause the business to cease operating as a going concern.   We believe that growth of our business and revenue is dependent upon our ability to continue to grow our two-sided network in by adding new vendors. The increase in vendors attracts more users to our Platform and the increase in users attracts more vendors. This two-sided network takes time to build and may grow more slowly than we expect.

Failure of Vendors to Maintain Service Level. We rely upon vendors in our network to provide products and services to our users on a timely basis. If these vendors experience difficulty servicing user demand, producing quality products or services, providing timely delivery and good service or meeting our other requirements or standards, our reputation and brand could be damaged. In addition, if vendors in our network were to cease operations, temporarily or permanently, face financial distress or other business disruption, or if our relationships with vendors in our network deteriorate, we may not be able to provide users with vendor choices. This risk is more pronounced in airports where we have fewer vendors. In addition, if we are unsuccessful in choosing or finding popular vendors, if we fail to negotiate satisfactory pricing terms with them or if we ineffectively manage these relationships, it could harm our business and results of operations.

No Predictions as to Future Revenues; Impediments to Revenue Growth. As the markets for the Platform mature, or as new competitors introduce new products or services that compete with ours, we may be unable to attract new customers at the same price or based on the same pricing model as we have used historically. Moreover, large customers may demand greater price concessions. As a result, in the future we may be required to reduce our prices, which could adversely affect our revenues, gross margin, profitability, financial position and cash flow.

Use of Third Party Data Centers, Data Transfers and Payment Processing. Our success will depend upon our relationships with third parties, including our payment processor and data center hosts, including those employed by GOLO. Through GOLO, we rely on a third-party payment processor and encryption and authentication technology licensed from third parties that is designed to effect secure transmission of personal information provided by our customers. GOLO relies on third-party data center hosts to provide a reliable network backbone with the speed, data capacity, security and hardware necessary for reliable Internet access and services. If GOLO's payment processor, or a data center host, or another third party, does not perform adequately, terminates its relationship with GOLO or refuses to renew its agreement with GOLO on commercially reasonable terms, GOLO may have difficulty finding an alternate provider on similar terms and in an acceptable timeframe, GOLO's costs (which are passed on to us) may increase, and our business and results of operations could be harmed. GOLO serves our customers from third-party data center hosting facilities located in the United States. Any damage to, or failure of, GOLO's systems generally could result in interruptions in our service. Interruptions in our service may reduce our revenue, cause us to issue credits or pay penalties, cause customers to terminate their orders, and adversely affect our attrition rates and our ability to attract new customers. Our business will be harmed if our customers and potential customers believe our service is unreliable. We do not control the operation of any of these facilities, and they are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite precautions taken at these facilities, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in our service. Even with the disaster recovery arrangements, our service could be interrupted. As we and GOLO continue to add data centers and add capacity in our existing data centers, we may move or transfer our data and our customers' data. Despite precautions taken during this process, any unsuccessful data transfers may impair the delivery of our service.

Dependence On Unimpeded Access To The Internet. The viability of our business model depends on our users' ability to access the Platform via the Internet. Currently, access to the Internet is provided by companies that have significant market power in the broadband and Internet access marketplace, including telephone companies, cable companies, mobile communications companies, government-owned service providers, device manufacturers and operating system providers, any of whom could take actions that degrade, disrupt or increase the cost of user access to the Platform, which would have a negative impact on our business. The adoption of commercial practices that adversely affect the growth, popularity or use of the Internet, including actions that limit Internet neutrality, could decrease the demand for or the usage of the Platform, increase our cost of doing business and adversely affect the viability of the Platform and/or our operating results. GOLO relies on third parties to maintain reliable network systems that provide adequate speed, data capacity and security to us and our users. As the Internet continues to experience growth in the number of users, frequency of use and amount of data transmitted, the Internet infrastructure that we and our users rely on may be unable to support the demands placed upon it. The failure of the Internet infrastructure that we or our users rely on, even for brief periods of time, could undermine our operations and negatively impact our operating results and financial condition.

Changes In The Legal And Regulatory Environment. We are subject to a variety of laws that affect the core of our business model. Such laws pertain to areas including, but not limited to, data privacy and the collection, processing, storage, and use of confidential information, storage of personal information for marketing purposes, transmission of commercial, electronic messages to prospective customers, and laws regulating the Internet. To the extent that these laws were enacted prior to the creation of the Internet, such laws may not be wholly applicable, which may necessitate new laws and regulations. Alternatively, laws pertaining to the foregoing issues, which were recently enacted, may lack the official judicial interpretation necessary to alter our business model and Platform accordingly. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of political, economic or social events. Such changes may include changes in: laws related to data retention, online credit card payments, privacy, data security, distribution of user-generated content, consumer protection and tax, and anti-competition laws. New laws, regulations or governmental policy and their related interpretations, or changes in any of the foregoing, may alter the environment in which we do business and, therefore, may negatively impact the business's results or increase our costs or liabilities to the point that our business model is no longer viable.

We are subject to a variety of laws in the United States, including laws regarding data retention, online credit card payments, privacy, data security, distribution of user-generated content, consumer protection and tax, which are frequently evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting. For example, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted or the content provided by users.

In some cases, industry-specific laws, regulations or interpretive positions may also apply directly to us as a service provider. Any failure or perceived failure by us to comply with such requirements could have an adverse impact on our business.

Potential Litigation. Companies in the technology industry own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. The products, services, and technologies offered on and used to create the Platform, whether by us or GOLO, may not be able to withstand any third-party claims and, regardless of the merits of the claim, intellectual property claims are often time-consuming and expensive to litigate or settle. In addition, to the extent claims against us or GOLO are successful, we may have to pay substantial monetary damages or discontinue any of our services or practices that are found to be in violation of another party's rights, or pay additional fees passed on to us by GOLO in the event of such litigation.

We or GOLO also may have to seek a license to continue such practices, which may significantly increase our operating expenses or the costs passed on to us from GOLO. In addition, agreements entered into with third-parties, including partners and strategic alliances may require us to indemnify these persons for certain third-party intellectual property infringement claims, which would increase our costs as a result of defending such claims and may require that we pay damages if there were an adverse ruling in any such claims.

GOLO may also have patent lawsuits filed against them alleging that the Platform infringes patents held by others. Adverse results in any such lawsuit, or our decision to license patents based upon these demands, may result in substantial costs to us and, in the case of adverse litigation rulings, could prevent GOLO from offering certain features, functionalities or services on the Platform, which could result in a loss of revenues for us or otherwise harm our business. Although we do not believe that the Platform infringes any third party patent rights based on the representations made by GOLO, third parties may claim or assert that GOLO's technology is covered by claims they have over their technology covering the stacking of various software applications, delivery of the Platform to end users, or any other features and services GOLO makes available, encourages or permits. We have not engaged in significant investigations in the patent rights of others or of the patent rights held by GOLO. In addition to existing filed patents, additional patents may become effective in the future which could lead to allegations that the Platform infringes such patents.

Patent Protection; Uncertain Ability To Protect Intellectual Property. GOLO has informed us (but we have not verified) that it has filed for and obtained patent protection for certain aspects of its white label platform that our Platform is based on from the United States Patent and Trademark Office.

based on from the United States Patent and Trademark Office (USPTO). If GOLO fails to adequately protect its intellectual property rights, the business's competitors may be able to replicate certain aspects of the Platform. Our commercial success will depend, in part, on GOLO's success in obtaining patent protection for its key technologies or processes. However, there is no guarantee that such protection will be granted. The United States Patent and Trademark Office (USPTO), as well as patent offices in other jurisdictions, have often required that patent claims reciting technology-related inventions be limited or narrowed substantially to cover only the specific innovations exemplified in the patent application, thereby limiting their scope of protection. Further, technology that is disclosed in patent applications is ordinarily published before it is patented. As a result, if GOLO is not able to get patent protection, they will not be able to protect that technology through trade secret protection. Thus, if GOLO fails to obtain patents having sufficient claim scope or fails to adequately protect its trade secrets, we may not be able to exclude competitors from using our key technologies or processes. Even if the USPTO grants GOLO's current or future patent applications with commercially valuable claim scope, our ability to exclude competitors will subsequently depend on GOLO's successful assertion of these patents against third party infringers and successful defense of these patents against possible validity challenges. Our competitors, many of which have substantial resources and have made significant investments in competing technologies, may make, use or sell GOLO's proprietary technologies or processes despite GOLO owning this intellectual property. Litigation may be necessary to enforce GOLO's issued patents or protect GOLO's trade secrets. The prosecution of intellectual property lawsuits is costly and time-consuming, and the outcome of such lawsuits is uncertain. GOLO may choose not to pursue litigation against infringers, which could adversely affect our ability to compete with competitors. An adverse determination in litigation could result in narrowing of our scope of protection or the loss of GOLO's intellectual property, thereby allowing competitors to design around or make use of GOLO's intellectual property and sell our products in some or all markets. Thus, if any of GOLO's patent applications are not granted or its patents are invalidated or narrowed in litigation, we may not be able to exclude our competitors from using GOLO's key technologies. Another risk regarding our ability to exclude competitors is that GOLO's issued patents or pending applications could be lost or narrowed if competitors with overlapping technologies provoke an interference proceeding (determination of first to invent) at the USPTO. The defense and prosecution of interference proceedings are costly and time-consuming to pursue, and their outcome is uncertain. Similarly, a third party may challenge the validity of one or more of GOLO's issued patents by presenting evidence of prior publications to the USPTO and requesting reexamination of such patent(s). Thus, even if GOLO is able to obtain patents that cover commercially significant innovations, one or more of GOLO's patents may be lost or substantially narrowed by the USPTO through an interference or reexamination proceeding. Consequently, we may not be able to exclude its competitors from using GOLO's technologies. All of the foregoing issues with GOLO may also be applicable to us directly, if we ever bring development in-house, or to another vendor, if we no longer retain GOLO to service the Platform and engage such vendor.

Trademark Status. The Company has obtained a United States trademark registration of the name "@YourGate" for six different classes of trade, but may experience difficulty or opposition in obtaining registration of some or all of its future trademark applications before the USPTO. The Company has not attempted to register any of its brand or trade names or marks in other countries. Others may try to assert rights over the Company's trademarks and trade names, although at this time the Company has not been threatened with such assertion by any other party. If other companies infringe upon or use the Company's trademarks or trade names without permission, the Company's trademarks or trade names may suffer a diminution in value. The Company may have to exert significant efforts and incur significant expenses in defending its trademarks and trade names, and even if vigilantly policing its trademarks and trade names there can be no assurance the Company will be successful. The Company may face opposition or competition from other companies who claim that their trademark or trade name was in use prior to the Company. There is no guarantee that the Company will be able to obtain or maintain trademark or trade name protection for its trademarks and trade names. While the Company may view this as an immaterial risk at this time, it is possible that this issue may become more significant in the future.

Rapid Technological Changes. To remain competitive, the company must continue to, and push GOLO to, enhance and improve the features and functionality of the Platform as well as ensure operational compatibility with third-party software. The mobile application landscape is highly competitive and rapidly changing. Our competitors are constantly developing new technologies, products and services. If competitors introduce new solutions embodying new technologies, or if new industry practices emerge, we may be unable to compete and as a result, our business model and financial condition may be negatively impacted. If GOLO is unable to deliver our requested changes, we may need to engage a new developer to provide the required services, which may come at a high cost. Additionally, technological developments may render the software underlying the Platform obsolete and require us to negotiate improvements with GOLO, engage a new vendor to provide development services, license new

software, or cease operations and liquidate.

Focus On Product Innovation And User Engagement Rather Than Short Term Profits. We continue to improve upon the Platform with GOLO's development in order to grow our user base. Our main focus is not to deliver short term operating results. Accordingly, we may make business decisions, designed to improve the Platform for the long term, which may negatively impact our short term operating results. No assurances can be given that such business decisions will deliver positive, long term operating results.

Brand Reputation. Building and maintaining a good brand reputation is critical to the success of the Platform. Any determination that a portion of the Platform or our business model is infringing, the existence of security breaches, undetected errors in the software offered via the Platform, spam, or negative publicity, even if untrue, may reduce user interest in the Platform. GOLO may take actions or make decisions that have a material negative impact on the business over which we have no control. The occurrence of any of these issues could significantly affect the brand equity, user interest, our reputation and our ability to function as a going concern. Brand reputation could be damaged if we or others in our industry do not act, or are perceived not to act, responsibly with respect to privacy and data security issues. Our early stage nature only exacerbates these issues as any negative brand perception could significantly harm the ability to introduce future features or develop a positive brand image and attract users.

Uninsured Losses. While management has secured standard commercial insurance and specialty insurance reasonably necessary to protect against losses from casualty and liability, we currently have no assurance that coverage will be adequate for all situations in an operating environment.

Uncertainty of Executives' Tenure. The Company has secured the services of Paul Mastracchio, its Chief Executive Officer, David Henninger, its President, and Chris Hartman, its Chief Experience Officer. However, there is no guarantee that any of the foregoing parties will remain with the Company indefinitely. Furthermore, no assurances can be made that the Company can attract such other key personnel to the business as may be necessary to execute our business model, attract users and generate sufficient revenue to attain profitability. In the event that the business does attract key personnel to the business, there is no guarantee that we will be able to enter into agreements with such persons on terms favorable to us.

Dependence On Key Personnel. The Company is dependent upon the continued services of its founder, Paul Mastracchio, and its President, David Henninger, as well as reliance on the ability to attract other key personnel. The inability to attract, or loss of, key personnel could have a material, adverse effect on the business. We believe that our future success will depend significantly upon our ability to attract, motivate and retain additional highly skilled managerial, operational, technical, professional, and sales and marketing personnel. Competition for such personnel may be intense and there can be no assurance that we will be successful in attracting, assimilating and retaining the personnel required to expand its operations.

Scaling Difficulties Related To Growth. We anticipate a period of rapid growth which will likely place strains upon our management and operational resources. We and GOLO may have difficulty scaling and adapting existing infrastructure to accommodate increased user traffic and uploads and technology advances or changing business requirements, which could lead to the loss of users and cause us and GOLO to incur expenses to make infrastructure changes. To be successful, GOLO's network infrastructure has to perform well and be reliable. The greater the user traffic and the greater the complexity of software and services offered via the Platform, the more computing power GOLO will need. If the network and service infrastructure do not meet user expectations, this could damage brand reputation and lead to a loss of current/potential users.

Interoperability Of Our Platform Is Crucial To Our Success. GOLO is making the Platform available to users through various desktop and mobile operating systems, devices, and web browsers, all of which are outside of our control. Our success is dependent upon the interoperability of the Platform with these devices, operating systems, and web browsers. Changes to the devices, operating systems, or web browsers may affect the functionality, aesthetic quality, or our users' ability to access Platform, and, in turn, lead to a decline in our user base or our users' level of engagement, any of which would have a negative impact on our financial condition.

Privacy Concerns Relating To Our Technology Could Damage Our Reputation And Deter Current And Potential Users From Using Our Products And Services. Concerns about our practices with regard to the collection, use, disclosure, or security of confidential information or other privacy related matters, even if unfounded, could damage our reputation and operating results. While we strive to comply with all applicable data protection laws and regulations, as well as our own posted privacy policies, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, or could cause us to lose users and customers, which could potentially have an adverse effect on our business. Any systems failure or compromise of our security that results in the release of our users' data could seriously limit the adoption of our products and services as well as harm our reputation and brand and, therefore, our business. We may also need to expend significant resources to protect against security breaches.

Regulatory authorities around the world continue to consider a number of legislative proposals concerning data protection. In addition, the interpretation and application of data protection laws in Europe (i.e., the GDPR) and elsewhere are still uncertain and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. If so, in addition to the possibility of fines, this could result in an order requiring that we implement more costly data practices, which could have an adverse effect on our business. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

Recent Global Economic Crisis. The effects of the recent global economic crisis may impact our business, operating results, or financial condition. The recent global economic crisis has caused disruptions and extreme volatility in global financial markets and increased rates of default and bankruptcy, and has impacted levels of consumer spending. These macroeconomic developments could negatively affect our business, operating results, or financial condition in a number of ways. The economic crisis has also caused a decrease in access to capital markets and may negatively impact our ability to obtain future financing on favorable terms, if at all.

Legal Risks Related to Labor Force During Expansive Growth. We are operating in a dynamic growth business and environment, and frequently have discussions with new persons desiring to become advisors, consultants and/or employees of the business. We routinely engage in discussions regarding possible involvement of such persons in the business, including whether such persons may become executives of the business. These persons may assert claims against us based upon negotiations and proposed arrangements even if we have never reached or entered into a definitive written agreement with them. Companies that experience rapid growth often face claims of oral agreements and allegations of promises. Because we have experienced and anticipates continuing to experience rapid growth and may experience value accretion, going forward we may face similar challenges and disputes with persons alleging that we entered into arrangements with them. In the event a dispute arises, we may be required to expend resources on resolving the dispute which could have a material adverse effect on our financial condition. In addition, because we are a start-up without a history of profitable operations, our business, operations and prospects are subject to considerable uncertainty. At times we may not be able to offer key personnel the compensation they could secure in a more stable business. Such uncertainty may have a material negative effect on our ability to attract and retain key personnel and executives.

Tax Matters. As a start-up, we do not have the resources to engage in retaining a valuation firm to conduct valuations for purposes of Section 409A of the Internal Revenue Codes, and as such, our determination of value of equity securities to service providers may differ from future hindsight perspective of regulatory authorities. Our business operations may be subject to duties or taxes that are not based on income, sometimes referred to as "indirect taxes," including import duties, excise taxes, sales or value-added taxes, property taxes and payroll taxes, including indirect taxes imposed by state and local governments. Increases in or the imposition of new indirect taxes on our business operations would increase the cost of our operations or, to the extent levied directly on consumers, make the software and services offered on our Platform more expensive, which may negatively impact the ability of us to grow its user base or retain active users.

Form C. Temporary Rule 201(z)(2) provides temporary relief from certain financial information requirements by allowing issuers to omit the financial statements required by Rule 201(t) in the initial Form C filed with the Commission. This offering has commenced in reliance of Temporary Rule 201(z)(2) and, as a result, the following must be disclosed: (i) the financial information that has been omitted is not otherwise available and will be provided by an amendment to the offering materials; (ii) the investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision; and (iii) no investment commitments will be accepted until after such financial information has been provided.

Bridge Loans May Increase Risk to Company. The Company has previously raised funds through unsecured non-convertible promissory notes for additional working capital. These notes also included the issuance of Class C Units of @YG LLC to the note investors, which were converted to Class B Common Shares of the Company. These notes may decrease the appeal of the Securities with investors.

Commercial Viability of New Platform. We may experience delays as a result of the Platform being hosted by GOLO, and our business is subject to GOLO's development and testing, including, without limitation, delays related to technological barriers, insufficient funds, termination of the relationship between GOLO and the Company, and/or the departure of key personnel that they may experience. Since we do not directly control GOLO, we are subject to delays on their end over which we have no control. The occurrence of a delay in development or testing, for any reason, may postpone the inclusion of additional Platform features or software indefinitely. New updates and features on the

Platform features or software indefinitely. New updates and features on the Platform may not appeal to potential users. Without an active user base that actively uses the Platform, the Platform is unlikely to become commercially viable. Even if the Platform becomes commercially viable, there are no assurances that such viability can be sustained and increased in a profitable manner. The inability of the Platform to gain commercial viability may force the Company to dissolve, which may cause a loss of all, or a portion of, your investment. Additionally, if the Company ever ceases using GOLO as the developer and supporter of the Platform or if GOLO is unable to provide services for the Platform, the Platform may experience an interruption of service, which would cause a total cessation of sales until the Platform is restored. We may also need to expend significant funds to locate and engage an alternative developer and supporter in a timely manner, and the terms of such engagement may not be as beneficial as the terms in the agreement with GOLO. The need to engage a new developer and supporter in a timely manner may force us to accept a less desirable engagement than if we had a long period of time to locate a new developer and supporter. GOLO may also experience internal and external issues that may affect its business. On November 4, 2019, GOLO terminated the employment of its Chief Executive Officer and has recently hired a new Chief Executive Officer, which causes uncertainty in our relationship with such new Chief Executive Officer.

Current Litigation. @YG LLC is currently in litigation initiated by Goodwin Recruiting. We are in the process of determining the extent of the potential liability and possible avenues of settlement. We are currently defending a lawsuit against a former employee in the Supreme Court of New York. She has alleged gender and racial discrimination, retaliation, sexual harassment, and battery. We deny all of these claims and are continuing to fight this litigation.

Concentration of Control. Paul Mastracchio, the Company's founder and Chief Executive Officer, owns a plurality of the Company's currently outstanding voting equity (i.e., the current percentage of Class A Common stock and Series Seed-1, Series Seed-2, and Series Seed-3 stock) and is one of the Company's directors and its Chief Executive Officer, and therefore has significant control over the management of the Company and the direction of its policy and affairs. This concentrated control in the Company will limit Investors' ability to influence Company matters and, as a result, the Company may take actions (including corporate actions) that investors do not view as beneficial.

Uncertainty of Executives' Tenure. The Company has secured the services of Paul Mastracchio, its Chief Executive Officer, David Henninger, its President, and Chris Hartman, its Chief Experience Officer. However, there is no guarantee that any of the foregoing parties will remain with the Company indefinitely. Furthermore, no assurances can be made that the Company can attract such other key personnel to the business as may be necessary to execute our business model, attract users and generate sufficient revenue to attain profitability. In the event that the business does attract key personnel to the business, there is no guarantee that we will be able to enter into agreements with such persons on terms favorable to us. Additionally, the executives are currently accruing deferred compensation, which will remain on the Company's balance sheet until paid off, which will decrease the capital available to grow the business.

Broad Discretion to Use of Proceeds of this Offering. The Company's management can spend some of the proceeds of this offering in ways in which the investors may not agree. Among other uses, we desire to use some proceeds to pay some of our existing loans (please see Form C). The Company also intends to pay down some of the amounts owed to its vendors. We cannot assure you that the proceeds will be invested to yield a favorable return. In addition, it is anticipated that we will use a portion of the proceeds of this offering to make payments to our management, independent contractors, and consultants.

Retainment of Advisors. The Company has retained an advisor (the "Advisor") to provide it with investment banking and financial advisory services with the aim of a potential capital raise or a sale of the Company's assets or equity. The Advisor will take a percentage of any amounts raised or the amount of a sale, which will reduce the amount available to distribute to stockholders for the Shares.

Crowdfunding. Crowdfunding has the potential to add a large number of new stockholders to the Company. The addition of many non-accredited investors through this Offering will increase the costs for the Company to prepare information for such investors, respond to questions and handle investor issues, and requires additional disclosures and audited or certified financials. Additionally, non-accredited investors tend to not be as sophisticated in making investments in private companies and will have more questions and issues than more experienced accredited investors, which will take away the executives' time from developing the Company.

Also, these additional stockholders may cause the Company to meet the threshold requirements to become a reporting company, which would require it to file a registration statement (Form S-1) under Section 12 of the Exchange Act of 1934 in addition to annual and quarterly reports (Forms 10-K and 10-Q, respectively) on an on-going basis. The registration statement and reports require disclosure of certain company structure, risk factors, and financial information, including audited financials, and would require an additional outlay of time and expense for the Company to prepare and would take away from the time that the executives spend on developing the Company. Currently, there is a limited exception from the Exchange Act registration for certain offerings under

exception from the Exchange Act registration for certain offerings under Regulation Crowdfunding, for which the Company plans to be qualified.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$250,000**

Use of Proceeds: 65% working capital, 5% tech platform development, 23.5% new airport launches, 6.5% Wefunder intermediary fee

---

If we raise: **$1,070,000**

Use of Proceeds: 20% working capital, 48.5% new airport launches, 10% existing liabilities, 10% tech platform development, 5% brand marketing 6.5% Wefunder intermediary fee

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Use of XX Investments LLC as Transfer Agent and Custodian. Investments will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of our transfer agent, XX Investments LLC. XX Investments LLC will act as custodian and hold legal title to the investments for investors that enter into a Custodial and Voting Agreement with XX Investments LLC and will keep track of those investors' beneficial interests in the investments. In addition, investors' interests in the investments will be recorded in each investor's "My Investments" screen. The investor will also be emailed again the Investor Agreement and, if applicable, the Custodial and Voting Agreement. The Investor Agreement and, if applicable, the Custodial and Voting Agreement will also be available on the "My Investments" screen.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour

period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $29,493,751.47 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

AtYourGate, Inc.is offering up to 691,661 shares of Junior Preferred Stock, at a price per share of $1.547.

The campaign minimum is $250,000 and the campaign maximum is $1,070,000.

Irrevocable Proxy. The Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, will appoint XX Team LLC ("XX Team") as the Investor's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to:

1. direct the voting of all securities purchased through wefunder.com, and to direct the exercise of all voting and other rights of Investor with respect to the Company's securities, and
2. direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the exercise of its authority. Such Proxy will be irrevocable. If an investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such investor.

Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the Company shall have the option to repurchase the securities from each Investor for the greater of the purchase price of the securities, and the fair market value of the securities, as determined by an independent appraiser of securities chosen by the Company. The foregoing repurchase option will terminate upon a Change of Control or Dissolution Event (each as defined in the Company's Subscription Agreement).

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

☐ Yes:
☑ No: Irrevocable voting proxy granted to XX Team.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Junior Preferred Stock	417,323	0	No
Class A Common	30,000,000	5,730,000	Yes
Class B Common	10,000,000	6,305,059	No
Series Seed Preferred	9,176,724	6,230,068	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	455,882
Options:	800,000

Describe any other rights:

Series Seed Preferred is split into four series. All series have the same rights. The

Series Seed Preferred only has voting rights to vote for the single Series Seed Director (one of three directors of the company). The Series Seed Preferred has a liquidation right senior to the Junior Preferred Stock and the Common Stock. The Junior Preferred Stock has a liquidation right senior to the Common Stock.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

None

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Robert Previdi
Issue date	12/31/19
Amount	$120,000.00
Outstanding principal plus interest	$135,139.00 as of 06/30/20
Interest rate	24.0% per annum
Maturity date	12/31/21
Current with payments	Yes

Loan

Lender	Charles Kinstler
Issue date	01/28/20
Amount	$500,000.00
Outstanding principal plus interest	$500,000.00 as of 07/13/20
Interest rate	24.0% per annum
Maturity date	01/28/22
Current with payments	Yes

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
10/2019	Regulation D, Rule 506(b)	Conversion of prior convertible instruments	$0	General operations
5/2020	Regulation D, Rule 506(b)	Preferred stock	$1,165,711	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We deliver food and retail items in 10 U.S airports.

In five years, we hope to be operating in over 100 airports across the U.S. and internationally which will greatly be accelerated by our partnership with Grab.

Milestones

AtYourGate, Inc. (the "Company") was formed on October 30, 2019, as the parent company of @YourGate, LLC ("@YG LLC"), which was formed in May, 2015. The business operated by @YG LLC will continue to be operated within the Company. AtYourGate, Inc. was originally organized as an LLC in 2015.

Since then, we have:

- Proven delivery concept in 10 U.S. airports: SAN, EWR, JFK, LGA, BOS, MSP, PDX, SJC, ONT, BUR

- Opportunity for rapid airport expansion both domestically and internationally

- Essential solution for social distancing and safe travel in airports post COVID-19.

- World class customer satisfaction scores across our over 100,000 deliveries

- 4.9/5.0 rating in the app store...free app download in the App Store and Google Play Store

- Concessions partners include McDonald's, Jersey Mike's, Shake Shack, Panda Express, Burger King

Historical Results of Operations

Our company was organized in October 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $225,185. For the period ended December 31, 2018, the Company had revenues of $78,646.

- *Assets.* As of December 31, 2019, the Company had total assets of $75,224, including $49,172 in cash. As of December 31, 2018, the Company had total assets of $93,672, including $77,437 in cash.

- *Net Loss.* The Company has had net losses of $4,159,041 for 2019 and $1,271,914 for 2018.

- *Liabilities.* The Company's liabilities totaled $6,901,287 for 2019 and $2,760,695 for 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $1,165,711 in equity, $5,117,500 in SAFEs, and $620,000 in debts.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 2 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 month. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

AtYourGate, Inc. cash in hand is $65,000, as of July 2020. Over the last three months, revenues have averaged $3,500/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $130,000/month, for an average burn rate of $126,500 per month. Our intent is to be profitable in 18 months.

Our financials for Q2 2020 were significantly impacted by COVID-19 as we are domiciled in airports and affected by reduced air travel with revenues reduced by 80%

We are forecasting travel at 40% of historical levels through the Q3 2020 and 50% of historical levels through the Q4 2020.

Q3 2020: Revenues at $70,000 per month and Total Expenses at $323,000 per month

Q4 2020: Revenues at $400,000 per month and Total Expenses at $640,000 per month

We are actively seeking bridge loans totally $500,000 as well as marketing a private placement for $10 Million which we expect to close in 60 days. We anticipate needing a minimum of $2M of additional investments to reach a break-even point.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, David Henninger, certify that:

(1) the financial statements of AtYourGate, Inc. included in this Form are true and

complete in all material respects ; and

(2) the tax return information of AtYourGate, Inc. included in this Form reflects accurately the information reported on the tax return for AtYourGate, Inc. filed for the most recently completed fiscal year.



David Henninger
President

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities?☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identify of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.atyourgate.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

AtYourGate Subscription Agreement $29M

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Chris Hartman
David Henninger
John Marconi
Paul Mastracchio

Appendix E: Supporting Documents

AYG_ARCOI_071320_Exed.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

AtYourGate Subscription Agreement $29M

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Chris Hartman

David Henninger

John Marconi

Paul Mastracchio

Appendix E: Supporting Documents

AYG_ARCOI_071320_Exed.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

AtYourGate, Inc.

By

David Henninger

President

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in

and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Paul Mastracchio

CEO
3/16/2021

David Henninger

President
3/16/2021

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.